Form 6-K
No. (2)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2006,
Commission file number: 0-15741
AB ELECTROLUX
(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: February 14, 2006	By	/s/ Richard S. Pietch

Stockholm, February 14, 2006
PRESS RELEASE		Page 1 of (25)
Consolidated Results 2005
Stockholm, February 14, 2006
Improved results for Indoor Products across all regions
•	Net sales in 2005 increased to SEK 129,469m (120,651) or by 4% in comparable currencies
•	Income for the period amounted to SEK 1,763m (3,259), or SEK 6.05 (10.92) per share
•	Operating income in the fourth quarter rose by 28%, excluding items affecting comparability and in comparable currencies
•	Strong quarter for appliances in North America and floor-care products in all regions
•	Margin for major appliances in Europe showed a positive trend in 2005
•	The Board proposes increasing the dividend to SEK 7.50 (7.00) per share
•	The Board proposes to spin off the Outdoor Products operation as a separate unit to be listed on the Stockholm Stock Exchange as Husqvarna AB (publ)

	Fourth	Fourth
	quarter	quarter	Change				Change
SEKm	2005	20041)%		2005		20041)%

Net sales	33,651	28,620	17.6	129,469		120,651	7.3
Operating income2)	-37	1,150		3,942		4,807	-18.0
Operating income, excluding items affecting comparability	2,061	1,449	42.2	6,962		6,767	2.9
Margin, %	6.1	5.1		5.4		5.6
Income after financial items	-237	1,065		3,215		4,452	-27.8
Income after financial items, excluding items affecting comparability	1,861	1,364	36.4	6,235		6,412	-2.8
Margin, %	5.5	4.8		4.8		5.3
Income for the period	-440	748		1,763		3,259	-44.5
Income for the period, excluding items affecting comparability	1,524	954	59.7	4,610		4,546	1.4
Earnings per share, SEK3)	-1.52	2.57		6.05		10.92	44.6
Earnings per share, excluding items affecting comparability, SEK	5.22	3.30	58.2	15.82		15.24	3.8
Dividend per share, SEK				7.50	4)	7.00
Value creation	1,050	591	463	2,913		3,054	-141
Return on equity, %				7.0		13.1
Return on equity, excluding items affecting comparability, %				18.3		18.3

1)	Restated to comply with IFRS. Please refer to page 25 for details.

2)	Operating income includes items affecting comparability in the amount of SEK -2,098m (-299) for the fourth quarter and SEK -3,020m (-1,960) for the full year 2005, see page 16.

3)	Before dilution, based on an average of 291.9 (291.2) million shares for the fourth quarter after buy-backs and 291.4 (298.3) million shares for the full year. For earnings per share after dilution, see page 16.

4)	Proposed by the Board of Directors.

Improved results for indoor products cross all regions
President and CEO Hans Stråberg comments on operations in 2005
The fourth quarter ended the year with positive momentum and exceeded our last outlook. We started the year with a strong headwind. There were material costs on historically high levels rolling forward from the prior year and pricing was weak for our products. At the same time, we were taking a big risk in leading on price increases and we continued implementing a necessary but complex restructuring and relocation program.
With that background I am pleased to present this report on our performance for 2005. In total, we had SEK 4 billion in material cost increases against us during the year. By hard work and using our global opportunities in purchasing and R&D operations, we managed to save nearly half of that cost.
We delivered a steady improvement from one quarter to the next during the year. Our fourth quarter sales were up almost 18% over last year, including changes in exchange rates. Operating margin for the fourth quarter increased to over 6%. This is a full percentage point over last year’s fourth quarter as well as the first nine months in 2005. As we predicted, we had a weak start of the year, but the gap versus the previous year was closed step by step.
I am especially pleased that the trend of improving profitability was broadly spread across our regions in our indoor operations. North America especially showed a strong improvement as a result of price increases and good volume, strongly supported by a number of launches of new products. Our operation in Latin America reported a strong improvement during the fourth quarter. Appliances in Europe reported a strengthening trend for operating income as the year developed. A record number of launches of new products continued to contribute to this positive trend. Our increased investment in product development and brand building contributed to results.
A key strategic development unfolding this year is the spin-off of our Outdoor Products group. We are enthusiastic about going forward as two very focused companies. Each will have a strong financial position, powerful brands and leading market positions. In April, the proposal will be presented to shareholders at the Annual General Meeting. We expect the new company, under the name Husqvarna, to be listed on the Stockholm Stock Exchange in June.
The strategy we have been implementing over the past few years is paying off, efficiently executed by our employees throughout the organization. In 2006 we will continue our successful work to strengthen our brand, launch new products and reduce cost in production and purchasing.
Hans Stråberg
President and CEO
Outlook – for full year 2006*)
Market demand for appliances in 2006 is expected to show some growth in both Europe and North America as compared to 2005. Efforts to strengthen the Group’s competitive position through investments in product development and in building the Electrolux brand will continue.
Operating income for the Electrolux Indoor operations in 2006 is expected to be somewhat higher than in 2005, excluding items affecting comparability.

*) Electrolux has previously not published any outlook for 2006.

As of January 1, 2005, the Group applies International Financial Reporting Standards (IFRS), previously known as IAS, in accordance with the European Union regulation. The Annual Report for 2005 will be the first to be prepared in accordance with these standards. The transition to the new standards have had limited effect on the Group’s income and equity, see pages 26 and 27.
Net sales and income
Fourth quarter
Net sales for the Electrolux Group in the fourth quarter amounted to SEK 33,651m as against SEK 28,620m in the previous year. Sales were positively impacted by changes in exchange rates as well as changes in volume/price/mix.

Fourth
Changes in net sales	quarter
%	2005

Changes in Group structure	-0.4
Changes in exchange rates	12.2
Changes in volume/price/mix	5.8

Total	17.6

Operating income declined to SEK -37m (1,150), corresponding to -0.1% (4.0) of net sales. Income after financial items decreased to SEK
-237m (1,065), which corresponds to -0.7% (3.7) of net sales. Income for the period decreased to SEK -440m (748), corresponding to SEK
-1.52 (2.57) in earnings per share.
Items affecting comparability
Operating income for the fourth quarter of 2005 includes items affecting comparability in the amount of SEK -2,098m (-299). These refer to a charge for the previously announced plant closure in Nuremberg, Germany, see page 12. Items affecting comparability in the fourth quarter of 2004 referred to plant closures within major appliances in Europe, see table on page 16.
Income excluding items affecting comparability
Excluding the above-mentioned items affecting comparability, operating income for the fourth quarter of 2005 increased by 42.2% to SEK 2,061m (1,449), corresponding to 6.1% (5.1) of net sales.
Income after financial items increased by 36.4% to SEK 1,861m (1,364), representing 5.5% (4.8) of net sales. Income for the period increased by 59.7% to SEK 1,524m (954), corresponding to SEK 5.22 (3.30) in earnings per share.
Effects of changes in exchange rates
Changes in exchange rates compared with the fourth quarter of 2004, including both translation and transaction effects, had a positive impact of approximately SEK 260m on operating income.
Transaction effects net of hedging contracts amounted to SEK 79m, mainly due to the weakening of the Swedish krona against the US dollar and the Euro, as well as the weakening of the Euro against the British pound. Translation of income statements in subsidiaries had an effect of approximately SEK 181m.
The effect of changes in exchange rates on financial items amounted to SEK -12m.

Financial net
Net financial items for the fourth quarter increased to SEK -200m compared to SEK -85m for the corresponding quarter in 2004. The increase is mainly due to higher interest rates on borrowings in US dollars.
Full year 2005
Net sales for the Electrolux Group in 2005 increased to SEK 129,469m, as against SEK 120,651m in the previous year. Sales were positively impacted by volume/price/mix, as well as changes in exchange rates.

Changes in net sales
%	2005

Changes in Group structure	-0.2
Changes in exchange rates	3.2
Changes in volume/price/mix	4.3

Total	7.3

Operating income
The Group’s operating income for 2005 declined by 18.0% to SEK 3,942m (4,807), corresponding to 3.0% (4.0) of net sales. The decline refers mainly to costs for restructuring in appliances within Indoor Products. Total restructuring costs amounted to SEK 3,020m (1,960) in 2005. Structural changes during the year are described more in detail on page 12.
Net sales and operating income by business area
Net sales for Indoor Products increased by 7.8% to SEK 100,670m (93,389). The increase was due primarily to strong sales growth for appliances in North America and Latin America. Operating income, excluding items affecting comparability, improved by 2.4% to SEK 4,645m (4,537), due mainly to a strong performance by appliances in North America, higher operating income for floor-care products, divestment of the Group’s Indian operation and previous restructuring.
Net sales for Outdoor Products increased by 5.8% to SEK 28,768m (27,202). The sales increase for Outdoor Products referred mainly to Professional Products. Operating income excluding items affecting comparability, declined by 0.5% to SEK 3,111m (3,128) due to weaker results within consumer outdoor products in North America.
In comparable currencies, operating income for Indoor Products decreased by 1.3% and Outdoor Products by 2.2%. See page 20.
Income excluding items affecting comparability
Excluding previously mentioned items affecting comparability, operating income for 2005 increased by 2.9% to SEK 6,962m (6,767), which corresponds to 5.4% (5.6) of net sales. Income after financial items decreased by 2.8% to SEK 6,235m (6,412), which corresponds to 4.8% (5.3) of net sales. Income for the period increased by 1.4% to SEK 4,610m (4,546), corresponding to an increase of 3.8% in earnings per share to SEK 15.82 (15.24).
Effects of changes in exchange rates
Changes in exchange rates in comparison with the previous year, including both translation and transaction effects, had a positive impact of approximately SEK 463m on operating income.
Transaction effects net of hedging contracts amounted to SEK 244m, and was mainly due to the weakening of the US dollar against the Canadian dollar and the Euro against several other currencies. The weakening of the Swedish krona against the US dollar and the Euro also had a positive effect. Translation of income statements in subsidiaries had an effect of approximately SEK 219m.

The effect of changes in exchange rates on financial items amounted to SEK -29m.
Financial net
Net financial items increased to SEK -727m (-355). The increase is due to higher interest rates on borrowings in US dollars, higher costs for hedging the Group’s net investments in foreign subsidaries and increased average net borrowings. Lower interest income as a result of lower Swedish and Euro interest rates also had a negative impact.
Income after financial items declined by 27.8% to SEK 3,215m (4,452) corresponding to 2.5% (3.7) of net sales.
Taxes
Total taxes in 2005 amounted to SEK 1,452m (1,193), corresponding to 45.2% (26.8) of income after financial items. Excluding items affecting comparability, the tax rate was 26.1% (29.1), see page 16 for information concerning items affecting comparability.
Earnings per share
Income for the period declined by 45.9% to SEK 1,763m (3,259), corresponding to a decline of 44.6% in earnings per share to SEK 6.05 (10.92) before dilution.
Cash flow
Cash flow from operations and investments in the fourth quarter of 2005 increased compared to the corresponding quarter of 2004. The increase is due mainly to improved cash flow from operations.
Cash flow in 2005 declined compared to the previous year. The decrease refers mainly to changes in working capital, particularly accounts receivable and accounts payable. The increase in accounts receivable and inventory is mainly driven by growth in sales. The change in accounts payable is mainly due to a favorable one time effect in 2004.
The divestment of the Group’s Indian operation as well as increased capital expenditure had a negative impact on cash flow from operations and investments.
Improved cash flow from operations and lower taxes paid had a positive impact on cash flow.

	Fourth	Fourth
Cash flow	quarter	quarter
SEKm	2005	2004	2005	2004

Cash flow from operations, excluding change in operating assets and liabilities	2,228	1,286	8,394	7,140
Change in operating assets and liabilities	1,528	2,352	-1,888	1,442

Cash flow from operations	3,756	3,638	6,506	8,582
Divestment of the Indian operation	-11	—	-370	—
Capital expenditure in tangible fixed assets	-1,401	-1,563	-4,765	-4,515
Other	-84	-301	-658	-843

Cash flow from investments	-1,496	-1,864	-5,793	-5,358

Cash flow from operations and investments	2,260	1,774	713	3,224

Working capital
Working capital at year-end amounted to SEK -31m (-383), corresponding to 0.0% (-0.3) of annualized net sales. Inventories amounted to SEK 18,606m (15,742) at year-end, and accounts receivable to SEK 24,269m (20,627), corresponding to 13.9% (13.9) and 18.1% (18.2) of annualized net sales, respectively. Accounts payable amounted to SEK 18,798m (16,550), corresponding to 14.0% (14.6) of annualized net sales. The change in working capital is mainly driven by growth in sales and higher provisions for restructuring as well as changes in exchange rates.
Capital expenditure
Capital expenditure in property, plant and equipment in 2005 increased to SEK 4,765m (4,515). Capital expenditure corresponded to 3.7% (3.7) of net sales. The increase in comparison with the previous year referred to Indoor Products and investments in new plants within appliances in Europe and a new product platform for garden tractors within consumer outdoor products in North America.
Approximately 35% of total capital expenditure in 2005 referred to new products.
Financial position
Equity
Group equity as of December 31, 2005, amounted to SEK 25,888m (23,636), which corresponds to SEK 88.32 (81.17) per share. Return on equity was 7.0% (13.1). Excluding items affecting comparability, return on equity was 18.3% (18.3).
Net borrowings
Net borrowings at year-end rose to SEK -2,974m (-1,141) as a result of the negative total cash flow after dividend. Changes in exchange rates also had a negative impact. The net debt/equity ratio increased to 0.11 (0.05). The equity/assets ratio declined to 33.6% (35.6).

Net borrowings	December 31,	December 31,
SEKm	2005	2004

Interest-bearing liabilities	8,914	9,843
Liquid funds	5,940	8,702

Net borrowings	2,974	1,141

Net debt/equity ratio	0.11	0.05
Equity/assets ratio, %	33.6	35.6

Net assets and return on net assets
Net assets as of December 31, 2005, amounted to SEK 28,165m (23,988). Average net assets for the year increased to SEK 30,281m (27,507). The increase is mainly due to capital expenditure and changes in exchange rates.
Adjusted for items affecting comparability, average net assets amounted to SEK 33,743m (30,946), corresponding to 26.1% (25.6) of net sales. Items affecting comparability refers to restructuring provisions and the adjustment of pension liabilities in accordance with minimum liability in the US for 2002 and 2003 as well as the non-recurring effect of implementing the new accounting standard RR 29, Employee Benefits, in 2004.
The return on net assets was 13.0% (17.5), and 20.6% (21.9) excluding items affecting comparability.

Value created
Value creation is the primary financial performance indicator for measuring and evaluating financial performance within the Group. The model links operating income and asset efficiency with the cost of the capital employed in operations. The model measures and evaluates profitability by region, business area, product line, or operation.
Total value created in 2005 was in line with the previous year and amounted to SEK 2,913m (3,054). The capital turnover rate was 3.84, as against 3.90 in the previous year.
The WACC rate for 2005 was computed at 12% (12).

Operations by business area
Indoor Products
(Changes in net sales and operating income by business area in constant exchange rates are stated on page 21.)
Consumer Durables, Europe

	Fourth	Fourth
Consumer Durables, Europe	quarter	quarter
SEKm	2005	2004	2005	2004

Net sales	12,502	11,597	43,755	42,703
Operating income	986	941	2,602	3,130

Operating margin, %	7.9	8.1	5.9	7.3

	Fourth
Industry shipments of core appliances in Europe	quarter
In units, year-on-year, %	2005	2005

Western Europe	0.5	0.1
Eastern Europe (excluding Turkey)	8.0	5.9

Total Europe	2.5	1.4

Major appliances
Total industry shipments of core appliances in Europe in the fourth quarter rose in volume by 2.5% compared to the corresponding quarter in 2004. Shipments in Western Europe rose by 0.5% and in Eastern Europe by 8.0%.
Group sales of white goods in Europe in 2005 increased somewhat over the previous year as a result of higher sales volumes in Eastern Europe and an improved product mix. Sales in Western Europe declined due to lower demand and downward pressure on prices in several markets. The private-label market in Germany was weak in 2005. Operating income and margin decreased, partly as a result of higher costs for materials.
In the course of the year, operating margin steadily improved due to cost reductions and improved product mix. Operating income for the fourth quarter was in line with the previous year.
Floor-care products
Demand for floor-care products in Europe rose somewhat over the previous year, with the low-price segments growing and the high-price segments declining. Group sales for the full year declined slightly, reflecting its exposure to the weak growth in the high-price segments. Operating income and margin for the full year showed a considerable improvement, mainly due to restructuring.
Sales and operating income during the fourth quarter rose considerably as a result of launches of new products and an improved product mix.

Consumer Durables, North America

	Fourth	Fourth
Consumer Durables, North America	quarter	quarter
SEKm	2005	2004	2005	2004

Net sales	9,930	7,677	35,134	30,767
Operating income	636	323	1,444	1,116
Operating margin, %	6.4	4.2	4.1	3.6

Industry shipments of indoor products	Fourth
in the US	quarter
In units, year-on-year, %	2005	2005

Core appliances	3.7	2.4
Major appliances	0.1	3.3

Major appliances
Industry shipments of core appliances in the US rose by 3.7% compared to the fourth quarter of 2004. Shipments of major appliances, i.e., including room air-conditioners and microwave ovens, rose by 0.1%.
Group sales of core appliances in North America showed a substantial increase for the year. Operating income for the full year and the fourth quarter improved considerably as a result of higher prices and volumes and an improved product mix due to a number of new products. Income was adversely affected by higher costs for materials as well as costs referring to the ongoing relocation of production to the new plant in Mexico.
Floor-care products
Demand for floor-care products in the US was somewhat higher than in 2004. Sales for the Group’s US operation declined due to lower sales volumes. Operating income for the full year improved considerably as a result of restructuring.
During the fourth quarter, sales showed a strong increase as a result of launches of new products that improved the product mix. Operating income and margin showed strong improvement.
Consumer Durables, Latin America

	Fourth	Fourth
Consumer Durables, Latin America	quarter	quarter
SEKm	2005	2004	2005	2004

Net sales	1,817	1,340	5,819	4,340
Operating income	112	49	123	135
Operating margin, %	6.2	3.7	2.1	3.1

In Latin America, operating income and margin for the full year were somewhat down, mainly because of higher costs for materials.
Market demand for core appliances in Brazil was higher than in the previous year. Sales for the Group’s Brazilian operation showed growth for the full year as a result of higher sales volumes and price increases. In the fourth quarter, operating income and margin increased as a result of additional price increases and an improved product mix.

Consumer Durables, Asia/Pacific

	Fourth	Fourth
Consumer Durables, Asia/Pacific	quarter	quarter
SEKm	2005	2004	2005	2004

Net sales	2,442	2,359	9,276	9,139
Operating income	42	-95	13	-289
Operating margin, %	1.7	-4.0	0.1	-3.2

Major appliances
Australia
The market for core appliances in Australia showed a downturn for the year. Sales for the Group’s Australian operation declined somewhat for both the full year and the fourth quarter, due to lower volume. Operating income for 2005 improved considerably as a result of price increases and restructuring.
China and India
The market for core appliances in China declined in 2005. Group sales of core appliances in the Chinese market rose for the full year, but declined in local currency during the fourth quarter in comparison with 2004. Operating income for the full year showed some improvement despite higher costs for materials. In the fourth quarter, income improved substantially but remained negative.
In the course of the year, the Group has changed its business model in India and divested its Indian major appliance operation, which had a positive impact on operating income for the region.
Professional Products

	Fourth	Fourth
Professional Products	quarter	quarter
SEKm	2005	2004	2005	2004

Net sales	1,953	1,672	6,686	6,440
Operating income	158	105	463	445
Operating margin, %	8.1	6.3	6.9	6.9

Food-service equipment
Demand for food-service equipment in Europe in 2005 is estimated to have increased somewhat in comparison with the previous year. Group sales and operating income improved. In the fourth quarter, sales and income showed a considerable improvement over the corresponding period in 2004, due to some large projects.
Laundry equipment
Demand for laundry equipment in 2005 is estimated to have been in line with the previous year. Group sales rose, but operating income declined for the full year, mainly due to restructuring costs. In the fourth quarter, sales and income rose in comparison with the previous year.

Operations by business area
Outdoor Products
(Changes in net sales and operating income by business area in constant exchange rates are stated on page 21.)
Consumer Products

	Fourth	Fourth
Consumer Products	quarter	quarter
SEKm	2005	2004	2005	2004

Net sales	2,519	1,746	18,360	17,579
Operating income	34	82	1,372	1,607
Operating margin, %	1.3	4.7	7.5	9.1

Demand for consumer outdoor products in North America in 2005 was lower than in the previous year. Group sales in dollars were unchanged. Operating income declined considerably for both the full year and the fourth quarter as a result of a less favorable product mix, higher costs for materials and reduction of inventories.
Demand for consumer outdoor products in Europe in 2005 is estimated to have shown a healthy growth. The Group’s European operation showed good sales growth. Operating income rose strongly for the full year as a result of higher volumes, an improved product mix and higher sales of products imported from the Group’s US operation.
Professional Products

	Fourth	Fourth
Professional Products	quarter	quarter
SEKm	2005	2004	2005	2004

Net sales	2,481	2,216	10,408	9,623
Operating income	333	324	1,739	1,521
Operating margin, %	13.4	14.6	16.7	15.8

Group sales of commercial chainsaws showed strong growth during the year. Sales of professional garden equipment rose over 2004. Sales of diamond tools and power cutters increased somewhat, mainly due to higher demand in North America.
Professional Outdoor Products as a whole showed continued growth in both sales and operating income, as a result of higher sales volumes and an improved product mix.

New plant for major appliances in Mexico
In February 2006, the Board decided to invest in a new plant for front-load washing machines and tumble-dryers in Juarez, Mexico. The investment is estimated at approximately SEK 1,090m and the plant will employ 800 people. The Board has also decided to downsize production at the plant in Webster City, Iowa, during the end of 2007 and the beginning of 2008. The downsizing refers to production of front-load washing machines and tumble-dryers that will be transferred to the new plant in Mexico. The downsizing will affect approximately 700 employees and the cost is estimated at approximately SEK 40m.
Structural changes
In July 2005, a decision was made to close the refrigerator plant in Fuenmayor, Spain, during the third quarter of 2006 and the lawn-mower plant in Parabiago, Italy, during the fourth quarter of 2005. The closures involve personnel cutbacks of approximately 450 and 100, respectively. Decisions were also taken to downsize production at the refrigerator plants in Florence, Italy, and Mariestad, Sweden, during 2006. The downsizing refers to unprofitable product categories and involves personnel cutbacks of approximately 200 and 150 employees, respectively.
In 2005, a charge of SEK 535m referring to the above measures was taken against operating income within items affecting comparability. Of this amount, SEK 147m refers to a write-down of assets.
In the course of the year, the Group has changed its business model in India and divested its Indian appliance operation, including all three production facilities, to Videocon, one of India’s largest industrial groups. The agreement involves a license for Videocon with the right to use the Electrolux brand in India for a period of five years, as well as the Kelvinator brand in India and selected markets for an unlimited time. Videocon is the market leader for consumer electronics and appliances in India, and has an extensive distribution network. Cooperation with Videocon offers the Group opportunities for continuing to strengthen the position for the Electrolux brand in the Indian market. The agreement involved a cost of SEK 419m, which was taken as a charge against operating income in 2005 within items affecting comparability. The Indian operation had annual sales of approximately SEK 550m and about 1,100 employees. The operation was loss-making for several years.
In December 2005, it was decided that the appliances factory in Nuremberg, Germany, would be closed. Closure of the factory is expected to be completed by the end of 2007. The factory in Nuremberg has approximately 1,750 employees. The total cost for the closure of the factory is estimated to be approximately SEK 2,300m of which SEK 2,098m has been charged against operating income as items affecting comparability in the fourth quarter. Of the total amount, SEK 720m refers to write-down of assets.
In December 2005, it was also decided that an investigation would be initiated regarding a potential closure of the compact appliances factory in Torsvik, Sweden. The factory has 190 employees. Restructuring cost for a potential closure will be communicated when the investigation is completed.
During the year, the vacuum-cleaner plant in Västervik, Sweden, and the cooker plant in Reims, France, were closed. Production at the refrigerator plant in Greenville, USA, was gradually moved to the new plant in Juarez, Mexico. The plant in Greenville will be closed by the end of the first half of 2006. Production at the new plant in Mexico will be running at full capacity during the second half of 2006.

Distribution of funds to shareholders
Proposed distribution of Outdoor Products to shareholders
In February 2005, the Board of Directors decided that the Group’s Outdoor Products operation would be spun off as a separate company and distributed in a cost-efficient way to Electrolux shareholders.
The new company, which will be called Husqvarna, will be one of the world leaders in outdoor products both for the consumer market and for professional users.
The Board proposes that the Annual General Meeting to be held on April 24, 2006, shall decide to distribute all shares in the parent company Husqvarna AB to the shareholders in Electrolux. In accordance with the Swedish tax legislation, Lex ASEA, the shares to be distributed are not subject to tax in Sweden for Electrolux or its shareholders.
It is proposed that shares in Husqvarna shall be distributed in proportion to the individual shareholders’ holding in Electrolux. One A-share in Husqvarna will be received for each A-share in Electrolux, and one B-share in Husqvarna for each B-share in Electrolux. The distribution of shares is not subject to additional conditions or requirements.
It is intended that in connection with distribution, the shares in Husqvarna shall be listed on the O-list of the Stockholm Stock Exchange. The record date for the receipt of shares in Husqvarna and the listing on the Stockholm Stock Exchange is scheduled for the first half of June, 2006.
A prospectus with more information regarding the distribution of shares as well as the operations in Husqvarna will be published prior to the Annual General Meeting. All shareholders will receive a brochure containing relevant information.
Pro forma financial information
The table below shows preliminary pro forma figures for Husqvarna. The figures are based on the Electrolux Group’s financial accounts for 2005, and the assumption that all subsidiaries and units related to the Outdoor Products operation were transferred to Husqvarna as of December 31, 2005, and that Husqvarna has been capitalized with SEK 4.7 billion in equity and SEK 5.3 billion in net debt. The preliminary pro forma figures include estimated group common costs of SEK 200m.

Husqvarna, preliminary pro forma1)
SEKbn	2005

Sales	28.8
EBITDA2)	3.7
EBIT2)	2.9
Margin, %	10.1
Total assets	18.1
Net assets	10.0
Share capital	4.7
Net borrowings	5.3
Equity/assets ratio, %	27.5
Net debt/equity	1.12

1)	Preliminary figures that may be subject to change.

2)	Including estimated group common costs of SEK 200m.

Proposed dividend
The Board of Directors proposes an increase of the dividend for 2005 to SEK 7.50 (7.00) per share, for a total dividend payment of SEK 2,201m (2,038). The proposed cash dividend corresponds to 48% (47) of earnings per share for the year, excluding items affecting comparability.
The Group’s goal is for the dividend to correspond to at least 30% of income for the period, excluding items affecting comparability.
Proposed renewed mandate for repurchase of shares
The Annual General Meeting in 2005 authorized the Board of Directors to acquire and transfer own shares during the period up to the next Annual General Meeting in April 2006. Shares of series A and/or B may be acquired on the condition that following each repurchase transaction the company owns a maximum of 10% of the total number of shares. As of February 6, 2006, the Group owned a total of 15,411,559 B-shares, corresponding to 4.99% of the total number of outstanding shares, which amounts to 308,920,308. See page 19.
The Board of Directors has decided to propose that the Annual General Meeting approve a renewed mandate for repurchase of a maximum of 10% of the total number of shares. This authorization would cover the period up to the Annual General Meeting in 2007. The details of the proposal will be communicated after they have been determined by the Board.
In 2005, Electrolux did not repurchase any shares. In the course of the year, senior managers purchased 1,785,161 B-shares from Electrolux under the terms of the employee stock option programs for a total of SEK 306m, corresponding to an average price of SEK 171.40 per share. In addition 133,000 B-shares were sold by Electrolux in 2005 in order to cover the costs of employer contributions for the stock option programs. See page 19.
PERFORMANCE-BASED SHARE PROGRAM
In 2004, the Group introduced an annual long-term incentive program for approximately 200 senior managers and key employees. The program is a performance-related share program based on value-creation targets for the Group that are established by the Board of Directors, and involves an allocation of shares if these targets have been reached or exceeded after a three-year period. The program comprises B-shares.
Allocation of shares under the program is determined on the basis of three levels of value creation, calculated according to the Group’s previously adopted definition of this concept. The three levels are “entry”, “target” and “stretch”. “Entry” is the minimum level that must be reached to enable allocation. “Stretch” is the maximum level for allocation and may not be exceeded regardless of the value created during the period. The shares will be allocated after the three-year period and will be free of charge. Shares must be held for two years, but participants are permitted to sell allocated shares to cover personal income tax.
At the Annual General Meeting in 2005, it was decided on a performance-related share program for 2005 based on the same parameters as the 2004 Share Program.
Proposal for a performance-based share program in 2006
The Board of Directors will present a proposal at the Annual General Meting for two performance-based share programs in 2006, one for the Indoor operation and one for the Outdoor operation. Corresponding to the Share Program described above.
The estimated total value of the two programs over a three-year period at “target level” amounts to approximately SEK 120m, which is at the same level as for the 2005 Share Program. More details will be included in the information for the Annual General Meeting 2006.

Asbestos litigation in the US
Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.
As of December 31, 2005, the Group had a total of 1,082 (842) cases pending, representing approximately 8,400 (approximately 16,200) plaintiffs. During 2005, 802 new cases with approximately 850 plaintiffs were filed and 562 pending cases with approximately 8,600 plaintiffs were resolved. Approximately 7,100 of the plaintiffs relate to cases pending in the state of Mississippi.
Electrolux believes its predecessor companies may have had insurance coverage applicable to some of the cases during some of the relevant years. Electrolux is currently in discussions with those insurance carriers.
Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.
Parent Company
In 2005, net sales for the Parent Company, AB Electrolux, amounted to SEK 6,392m (6,802) of which SEK 3,558m (3,949) referred to sales to Group companies and SEK 2,834m (2,853) to sales to external customers. Income after financial items was SEK 1,682m (1,764), including dividends from subsidiaries in the amount of SEK 2,151m (3,891). Income for the year amounted to SEK 1,997m (2,192).
Capital expenditures in tangible and intangible assets were SEK 158m (289). Liquid funds at year-end amounted to SEK 2,522m (4,706).
Free reserves in the Parent Company at year-end amounted to SEK 14,495m.
Stockholm, February 14, 2006
Hans Stråberg
President and CEO

Consolidated income statement

	Fourth	Fourth
	quarter	quarter
SEKm	2005	20041)	2005	20041)

Net sales	33,651	28,620	129,469	120,651
Cost of goods sold	-25,333	-21,485	-98,358	-91,021

Gross operating income	8,318	7,135	31,111	29,630
Selling expenses	-4,658	-4,204	-18,298	-17,369
Administrative expenses	-1,632	-1,476	-6,039	-5,560
Other operating income	83	9	248	118
Other operating expenses	-50	-15	-60	-52
Items affecting comparability	-2,098	-299	-3,020	-1,960

Operating income*)	-37	1,150	3,942	4,807
Margin, %	-0.1	4.0	3.0	4.0

Financial items, net	-200	-85	-727	-355

Income after financial items	-237	1,065	3,215	4,452
Margin, %	-0.7	3.7	2.5	3.7
Taxes	-203	-317	-1,452	-1,193

Income for the period	-440	748	1,763	3,259
Attributable to:
Equity holders of the Parent Company	-440	748	1,763	3,258
Minority interests in income for the period			0	1
	-440	748	1,763	3,259
*)Operating income includes:
Depreciation and amortization	-907	-786	-3,376	-3,038
Operating income for the divested operation in India	—	-37	-48	-125

Earnings per share, SEK	-1.52	2.57	6.05	10.92
After dilution, SEK	-1.52	2.56	6.01	10.91
Number of shares after buy-backs, millions	293.1	291.2	293.1	291.2
Average number of shares after buy-backs, millions	291.9	291.2	291.4	298.3

1)	Restated to comply with IFRS. Please refer to page 25 for details.
Items affecting comparability

	Fourth	Fourth
	quarter	quarter
SEKm	2005	2004	2005	2004

Restructuring provisions and write-downs
Appliances and outdoor products, Europe	-32		-535
Appliances plant in Nuremberg, Germany	-2,098		-2,098
Refrigerator plant in Greenville, USA				-979
Vacuum-cleaner plant in Västervik, Sweden				-187
Floor-care products, USA				-153
Appliances, Australia				-103
Cooker factory in Reims, France		-289		-289
Tumble dryer plant in Tommerup, Denmark		-49		-49
Reversal of unused restructuring provisions	32	39	32	39
Capital gains and losses on divestments
Divestment of Indian operation			-419
Other
Settlement in vacuum-cleaner lawsuit in USA				-239

Total	-2,098	-299	-3,020	-1,960

Consolidated balance sheet

	December 31,	December 31,
SEKm	2005	20041)

Assets
Property plant and equipment	18,622	16,033
Goodwill	3,872	3,335
Other intangible assets	2,228	1,922
Other non-current assets	5,009	4,333

Total non-current assets	29,731	25,623
Inventories, etc.	18,606	15,742
Trade receivable	24,269	20,627
Other current assets	4,909	5,164
Short-term investments	623	265
Cash and cash equivalents2)	4,420	7,675

Total current assets	52,827	49,473

Total assets	82,558	75,096

Equity and liabilities
Total equity attributable to equity holders of the Parent Company	25,887	23,626
Minority interests	1	10

Total equity	25,888	23,636
Long-term borrowings	5,257	3,940
Derivatives	6	—
Deferred tax liabilities	1,417	1,252
Provisions for pensions and other post-employment benefits	8,226	7,852
Other provisions	4,377	3,375

Total non-current liabilities	19,283	16,419
Accounts payable	18,798	16,550
Tax liabilities	1,123	900
Other liabilities	11,006	10,155
Short-term borrowings	3,076	5,903
Derivatives	378	—
Other provisions	3,006	1,533

Total current liabilities	37,387	35,041

Total equity and liabilities	82,558	75,096

Contingent liabilities	1,302	1,323

1)	Restated to comply with IFRS. Please refer to page 25 for details.

2)	Cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less.

Consolidated cash flow statement

	Fourth	Fourth
	quarter	quarter
SEKm	2005	20041)	2005	20041)

Operations
Income after financial items	-237	1,065	3,215	4,452
Depreciation and amortization	907	786	3,376	3,038
Capital gain/loss included in operating income			419	—
Restructuring provisions	2,002	-23	2,164	1,224
Share-based compensation	42	21	88	47
Change in accrued and prepaid interest	-86	-78	58	52
Taxes paid	-400	-484	-926	-1,673

Cash flow from operations, excluding change in operating assets and liabilities	2,228	1,286	8,394	7,140

Change in operating assets and liabilities
Change in inventories	-41	-816	-942	-1,516
Change in accounts receivable	900	1,882	-1,813	-5
Change in accounts payable	1,480	1,705	511	2,238
Change in other current assets	366	-219	268	235
Change in other operating liabilities and provisions	-1,177	-200	88	490

Cash flow from operating assets and liabilities	1,528	2,352	-1,888	1,442

Cash flow from operations	3,756	3,638	6,506	8,582

Investments
Divestment of operations	-11	—	-370	—
Capital expenditure in property, plant and equipment	-1,401	-1,563	-4,765	-4,515
Capitalization of product development and software	-163	-193	-586	-669
Other	79	-108	-72	-174

Cash flow from investments	-1,496	-1,864	-5,793	-5,358

Total cash flow from operations and investments	2,260	1,774	713	3,224

Financing
Change in other liquid funds	-540	765	-122	3,368
Change in borrowings	-2,794	-1,370	-2,530	-1,874
Dividend	—	—	-2,038	-1,993
Redemption and repurchase of shares, net	320	—	355	-3,154

Cash flow from financing	-3,014	-605	-4,335	-3,653

Total cash flow	-754	1,169	-3,622	-429
Cash and cash equivalents at beginning of period2)	4,972	6,781	7,675	8,207
Exchange-rate differences	202	-275	367	-103
Cash and cash equivalents at end of period2)	4,420	7,675	4,420	7,675

Change in net borrowings
Total cash flow, excluding change in loans and other liquid funds	2,580	1,774	-970	-1,923
Net borrowings at beginning of period	-6,024	-3,651	-1,141	101
Exchange-rate differences referring to net borrowings	470	736	-863	681
Net borrowings at end of period	-2,974	-1,141	-2,974	-1,141

1)	Restated to comply with IFRS. Please refer to page 25 for details.

2)	Cash on hand, bank deposits and other short-term highly liquid investments with maturity of three months or less.

Change in total equity

SEKm	2005	20041)

Opening balance according to IFRS, excluding IAS 39	23,636	—
Effects of implementing IAS 39	-2	—

Adjusted opening balance according to IFRS	23,634	25,971
Dividend payment	-2,038	-1,993
Repurchase of shares, net	331	-112
Redemption of shares	—	-3,042
Share-based payments	72	42
Changes in revaluation and hedge reserve	33	—
Translation differences	2,093	-489
Income for the period	1,763	3,259

Closing balance	25,888	23,636

1)	Restated to comply with IFRS. Please refer to page 25 for details.
Key ratios

	Fourth	Fourth
	quarter	quarter
	2005	20041)	2005	20041)

Earnings per share, SEK2)	-1.52	2.57	6.05	10.92
Excluding items affecting comparability, SEK	5.22	3.30	15.82	15.24
Return on equity, %3)			7.0	13.1
Excluding items affecting comparability, %			18.3	18.3
Return on net assets, %4)			13.0	17.5
Excluding items affecting comparability, %			20.7	21.9
Net debt/equity ratio5)			0.11	0.05
Capital expenditure, SEKm	1,401	1,563	4,765	4,515
Average number of employees	67,952	71,082	69,523	72,382

1)	Restated to comply with IFRS. Please refer to page 25 for details.

2)	Before dilution, based on an average of 291.9 (291.2) million shares after share redemption and buy-backs for the fourth quarter and 291.4 (298.3) million shares for the full year of 2005.

3)	Income for the period, expressed as a percentage of average equity.

4)	Operating income, expressed as a percentage of average net assets.

5)	Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to total equity.
Number of shares

				Shares held
	Outstanding	Outstanding	Shares held	by other
Number of shares	A-shares	B-shares	by Electrolux1)	shareholders

Number of shares as of January 1, 2005	9,502,275	299,418,033	17,739,400	291,180,908
Shares sold to senior managers under the stock option programs:
First quarter	—	—	-1,000	1,000
Second quarter	—	—	-5,100	5,100
Third quarter	—	—	-207,080	207,080
Fourth quarter	—	—	-1,571,981	1,571,981
Shares sold in order to cover costs for employer contributions	—	—	-133,000	133,000

Total number of shares as of December 31, 2005	9,502,275	299,418,033	15,821,239	293,099,069

As a % ot the total number of shares			5,12
Shares sold to senior managers under the stock option programs:
January 1 – February 6, 2006	—	—	-409,680	409,680

Total number of shares as of February 6, 2006	9,502,275	299,418,033	15,411,559	293,508,749

As a % ot the total number of shares			4,99

As of the first quarter of 2005, the Group’s reporting structure has been changed to comprise Indoor and Outdoor Products instead of as previously Consumer Durables and Professional Products. Information on historical quarterly figures according to this new reporting structure is available at www.electrolux.com.
Net sales by business area

	Fourth	Fourth
	quarter	quarter
SEKm	2005	2004	2005	2004

Indoor Products
Europe	12,502	11,597	43,755	42,703
North America	9,930	7,677	35,134	30,767
Latin America	1,817	1,340	5,819	4,340
Asia/Pacific	2,442	2,359	9,276	9,139
Professional Products	1,953	1,672	6,686	6,440

Total Indoor Products	28,644	24,645	100,670	93,389

Outdoor Products
Consumer Products	2,519	1,746	18,360	17,579
Professional Products	2,481	2,216	10,408	9,623

Total Outdoor Products	5,000	3,962	28,768	27,202

Other	7	13	31	60

Total	33,651	28,620	129,469	120,651

Operating income by business area

	Fourth	Fourth
	quarter	quarter
SEKm	2005	20041)	2005	20041)

Indoor Products
Europe	986	941	2,602	3,130
Margin, %	7.9	8.1	5.9	7.3
North America	636	323	1,444	1,116
Margin, %	6.4	4.2	4.1	3.6
Latin America	112	49	123	135
Margin, %	6.2	3.7	2.1	3.1
Asia/Pacific	42	-95	13	-289
Margin, %	1.7	-4.0	0.1	-3.2
Professional Products	158	105	463	445
Margin, %	8.1	6.3	6.9	6.9

Total Indoor Products	1,934	1,323	4,645	4,537
Margin, %	6.8	5.4	4.6	4.9

Outdoor Products
Consumer Products	34	82	1,372	1,607
Margin, %	1.3	4.7	7.5	9.1
Professional Products	333	324	1,739	1,521
Margin, %	13.4	14.6	16.7	15.8

Total Outdoor Products	367	406	3,111	3,128
Margin, %	7.3	10.2	10.8	11.5

Common Group costs, etc	-240	-280	-794	-898
Items affecting comparability	-2,098	-299	-3,020	-1,960

Total	-37	1,150	3,942	4,807

1)	Restated to comply with IFRS. Please refer to page 25 for details.

Change in net sales by business area

		Fourth
		quarter
		2005		2005
	Fourth	in constant		in constant
	quarter	exchange		exchange
Year-over-year, %	2005	rates	2005	rates

Indoor Products
Europe	7.8	2.5	2.5	0.1
North America	29.3	11.5	14.2	11.3
Latin America	35.6	9.4	34.1	14.3
Asia/Pacific	3.5	-7.7	1.5	-2.4
Professional Products	16.8	11.3	3.8	2.2

Total Indoor Products	16.2	5.3	7.8	4.3

Outdoor Products
Consumer Products	44.3	9.4	4.4	2.2
Professional Products	12.0	2.1	8.2	5.6

Total Outdoor Products	26.2	5.5	5.8	3.4

Total	17.6	5.3	7.3	4.1

Change in operating income by business area

		Fourth
		quarter
		2005		2005
	Fourth	in constant		in constant
	quarter	exchange		exchange
Year-over-year, %	2005	rates	2005	rates

Indoor Products
Europe	4.8	-2.5	-16.9	-19.1
North America	96.9	72.6	29.4	22.1
Latin America	n/a	203.3	-8.9	-14.1
Asia/Pacific	n/a	n/a	n/a	n/a
Professional Products	50.5	47.2	4.0	2.7

Total Indoor Products	46.2	35.9	2.4	-1.3

Outdoor Products
Consumer Products	-58.5	-90.7	-14.6	-16.4
Professional Products	2.8	-1.8	14.3	12.8

Total Outdoor Products	-9.6	-23.8	-0.5	-2.2

Total, excluding items affecting comparability	42.2	28.1	2.9	-0.3

Exchange rates in sek

	2005	2004

USD, average	7.46	7.33
USD, end of period	7.95	6.61
EUR, average	9.28	9.12
EUR, end of period	9.40	9.00
GBP, average	13.54	13.38
GBP, end of period	13.69	12.69

Net sales and income per quarter

		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Net sales, SEKm	2005	29,740	33,969	32,109	33,651	129,469
	2004	30,493	31,950	29,588	28,620	120,651

Operating income, SEKm	2005	1,308	1,890	781	-37	3,942
	Margin, %	4.4	5.6	2.4	-0.1	3.0
	20052)	1,308	1,890	1,703	2,061	6,962
	Margin, %	4.4	5.6	5.3	6.1	5.4
	20041)	762	1,782	1,113	1,150	4,807
	Margin, %	2.5	5.6	3.8	4.0	4.0
	20041) 3)	1,741	2,188	1,389	1,449	6,767
	Margin, %	5.7	6.8	4.7	5.1	5.6

Income after financial items, SEKm	2005	1,211	1,695	546	-237	3,215
	Margin, %	4.1	5.0	1.7	-0.7	2.5
	20052)	1,211	1,695	1,468	1,861	6,235
	Margin, %	4.1	5.0	4.6	5.5	4.8
	20041)	684	1,738	965	1,065	4,452
	Margin, %	2.2	5.4	3.3	3.7	3.7
	20041) 3)	1,663	2,144	1,241	1,364	6,412
	Margin, %	5.5	6.7	4.2	4.8	5.3

Income for the period, SEKm	2005	854	1,196	153	-440	1,763
	20052)	854	1,196	1,036	1,524	4,610
	20041)	569	1,240	702	748	3,259
	20041) 3)	1,179	1,527	885	954	4,545

Earnings per share, SEK4)	2005	2.93	4.11	0.53	-1.52	6.05
	20052)	2.93	4.11	3.56	5.22	15.82
	20041)	1.86	4.06	2.43	2.57	10.92
	20041) 3)	3.84	5.02	3.08	3.30	15.24

Value creation, SEKm	20052)	388	833	642	1,050	2,913
	20041) 3)	810	1,196	457	591	3,054

1)	Restated to comply with IFRS. Please refer to page 25 for details.

2)	Excluding items affecting comparability, which amounted to SEK -922m in the third quarter and -2,098 in the fourth quarter of 2005.

3)	Excluding items affecting comparability, which amounted to SEK -979m in the first quarter, SEK -406m in the second quarter, SEK -276m in the third quarter and SEK -299m in the fourth quarter of 2004.

4)	Before dilution, based on an average of 291.2 (306.7) million shares after share redemption and buy-backs for the first quarter, 291.2 (304.1) for the second quarter, 291.2 (291.3) for the third quarter and 291.9 (291.2) for the fourth quarter of 2005.

Net sales by business area per quarter SEKm

Indoor Products		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2005	9,931	10,116	11,206	12,502	43,755
	2004	10,386	9,927	10,793	11,597	42,703

North America	2005	7,173	8,478	9,553	9,930	35,134
	2004	7,365	7,691	8,034	7,677	30,767

Latin America	2005	1,198	1,423	1,381	1,817	5,819
	2004	925	950	1,125	1,340	4,340

Asia/Pacific	2005	2,119	2,475	2,240	2,442	9,276
	2004	2,222	2,373	2,185	2,359	9,139

Professional Products	2005	1,431	1,739	1,563	1,953	6,686
	2004	1,558	1,693	1,517	1,672	6,440

Total Indoor Products	2005	21,852	24,231	25,943	28,644	100,670
	2004	22,456	22,634	23,654	24,645	93,389

Consumer Products	2005	5,417	6,841	3,583	2,519	18,360
	2004	5,611	6,676	3,546	1,746	17,579

Professional Products	2005	2,463	2,889	2,575	2,481	10,408
	2004	2,409	2,624	2,374	2,216	9,623

Total Outdoor Products	2005	7,880	9,730	6,158	5,000	28,768
	2004	8,020	9,300	5,920	3,962	27,202

Operating income by business area per quarter SEKm

Indoor Products		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2005	416	486	714	986	2,602
	Margin, %	4.2	4.8	6.4	7.9	5.9
	20041)	646	762	781	941	3,130
	Margin, %	6.2	7.7	7.2	8.1	7.3

North America	2005	168	350	290	636	1,444
	Margin, %	2.3	4.1	3.0	6.4	4.1
	20041)	282	337	174	323	1,116
	Margin, %	3.8	4.4	2.2	4.2	3.6

Latin America	2005	-4	-11	26	112	123
	Margin, %	-0.3	-0.8	1.9	6.2	2.1
	20041)	35	51	0	49	135
	Margin, %	3.8	5.4	0.0	3.7	3.1

Asia/Pacific	2005	-13	-16	0	42	13
	Margin, %	-0.6	-0.6	0.0	1.7	0.1
	20041)	-28	-48	-118	-95	-289
	Margin, %	-1.3	-2.0	-5.4	-4.0	-3.2

Professional Products	2005	51	137	117	158	463
	Margin, %	3.6	7.9	7.5	8.1	6.9
	20041)	96	133	111	105	445
	Margin, %	6.2	7.9	7.3	6.3	6.9

Consumer Outdoor Products	2005	421	687	230	34	1,372
	Margin, %	7.8	10.0	6.4	1.3	7.5
	20041)	522	728	275	82	1,607
	Margin, %	9.3	10.9	7.8	4.7	9.1

Professional Outdoor Products	2005	422	510	474	333	1,739
	Margin, %	17.1	17.7	18.4	13.4	16.7
	20041)	354	456	387	324	1,521
	Margin, %	14.7	17.4	16.3	14.6	15.8

Common Group costs, etc.	2005	-153	-253	-148	-240	-794
	20041)	-166	-231	-221	-280	-898

Items affecting comparability	2005	—	—	-922	-2,098	-3,020
	2004	-979	-406	-276	-299	-1,960

1)	Restated to comply with IFRS. Please refer to page 25 for details.

Five-year review

	2005		20041)	20032)	20022)	20012)

Net sales, SEKm	129,469		120,651	124,077	133,150	135,803
Operating income, SEKm	3,942		4,807	7,175	7,731	6,281
Margin, %	3.0		4.0	5.8	5.8	4.6
Margin, excluding items affecting comparability, %	5.4		5.6	6.2	6.1	4.7

Income after financial items, SEKm	3,215		4,452	7,006	7,545	5,215
Margin, %	2.5		3.7	5.6	5.7	3.8
Margin, excluding items affecting comparability, %	4.8		5.3	6.0	6.0	3.9

Income for the period, SEKm	1,763		3,259	4,778	5,095	3,870
Earnings per share, SEK	6.05		10.92	15.25	15.60	11.35
Average number of shares after buy-backs, millions	291.4		298.3	313.3	327.1	340.1
Dividend, SEK	7.50	3)	7.00	6.50	6.00	4.50

Value creation, SEKm	2,913		3,054	3,449	3,461	262
Return on equity, %	7.0		13.1	17.3	17.2	13.2
Return on net assets, %	13.0		17.5	23.9	22.1	15.0
Net debt/equity ratio	0.11		0.05	0.00	0.05	0.37
Capital expenditure, SEKm	4,765		4,515	3,463	3,335	4,195
Average number of employees	69,523		72,382	77,140	81,971	87,139

1)	Restated to comply with IFRS, except for IAS 39. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher. Please refer to page 25 for details.

2)	Comparative figures for the years 2001-2003 have not been restated. A restatement of those years would follow the same pattern as the restatement of 2004, i.e., the effects on income and equity would be limited.

3)	Proposed by the Board.
Definitions
Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at balance day exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.

Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to total equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.
Other key ratios

Earnings per share	Income for the period divided by the average number of shares after buy-backs.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability: [(Net sales — operating costs = operating income) - (WACC x average net assets)]. The WACC for 2005 and 2004 was 12% before tax. For 2003 and 2002 the WACC was 13% and for previous years 14%.

Return on equity	Income for the period expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

New accounting principles as from 2005
As of January 1, 2005, Electrolux applies International Financial Reporting Standards (IFRS), previously known as IAS, as adopted by the European Union. Prior to 2005, Electrolux prepared the financial statements in accordance with the standards and interpretations issued by the Swedish Financial Accounting Standards Council.
This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR 31, Interim Financial Reporting, from the Swedish Financial Accounting Standards Council. IFRIC 6, Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment, has been applied as from August 13, 2005 for the accounting of recycling costs.
Swedish Accounting Standards have gradually incorporated IFRS and, consequently, several IFRS issued prior to 2004 have already been implemented in Sweden. However, a number of new standards and amendments to and improvements of existing standards are adopted for the first time in 2005. The effect on the Group’s income and equity referring to the transition is stated below.
The transition to IFRS is accounted for following the rules stated in IFRS 1, First Time Adoption of International Accounting Standards, and the transition effects have been recorded through an adjustment to opening retained earnings as per January 1, 2004. This date has been determined as Electrolux date of transition to IFRS. Comparative figures for 2004 have been restated. IFRS 1 gives the option to elect a number of exemptions from other IFRS standards of which Electrolux has elected the following:
•	IFRS 3, Business Combinations, has not been applied retrospectively to past business combinations and no restatement of those have been made.

•	Items of property, plant and equipment have not been measured at fair value, i.e., the carrying amounts according to Swedish GAAP have been kept.

•	All actuarial gains and losses have been recognized at the date of transition to IFRS. This is the same approach that was chosen when implementing the Swedish Standard RR 29, Employee Benefits.

•	The cumulative translation differences for all foreign operations, according to the rules in IAS 21, The Effects of Changes in Foreign Exchange rates, are deemed to be zero at the date of transition to IFRS.

•	Of previously recognized financial instruments, SEK 643m have been designated as available for sale, SEK 8,060m as assets at fair value through the profit or loss and SEK 364m as liabilities at fair value through profit or loss.

•	No restatement of comparative figures has been made for IAS 39, Financial Instruments: Recognition and Measurement, which is applied as from January 1, 2005.
Since 2002, Electrolux has prepared the transition to IFRS including a thorough review of all IFRS rules, amendments to the Electrolux Accounting Manual as well as the Group reporting format and a special audit carried out in a number of the Group’s reporting units. The following areas represent the identified differences.
Share-based payments
IFRS 2, Share-based Payments, is applied for share-based compensation programs granted after November 7, 2002, and that had not vested on January 1, 2005. IFRS 2 differs from previously applied accounting principles in that an estimated cost for the granted instruments is charged to the income statement over the vesting period. In addition, the Group provides for estimated employer contributions in connection with the share-based compensation programs.
Previously, only employer contributions related to these instruments have been recognized, and no charge was taken to the income statement for equity instruments granted as compensation to employees.
Business combinations
IFRS 3, Business Combinations, requires a thorough inventory of intangible assets and does not allow provisions for restructuring activities. IFRS 3 stipulates that goodwill shall not be amortized but submitted to impairment test at least once a year. Goodwill amortization has therefore ceased and comparative figures for 2004 have been restated. Electrolux has even previously carried out impairment test of goodwill at least once a year and, therefore, has not taken any additional impairment charge at the date of transition to IFRS. IFRS 3 also prohibits the recognition of negative goodwill. At transition, negative goodwill has been written off through an SEK 40m adjustment to opening retained earnings as per January 1, 2004.
Electrolux made no acquisitions in 2004 and, as stated above, has chosen the alternative not to restate business combinations made in earlier years.

Other intangible assets
The transition rules stated in IFRS 1 stipulate that a company at transition shall recognize intangible assets that qualify for recognition under IAS 38, Intangible Assets, even though these intangible assets have previously been expensed. Electrolux has made an inventory of the Group’s intangible assets resulting in a net adjustment of SEK 20m in other intangible assets as per January 1, 2004.
Income statement
The format used in previous years has been kept with the only exception being that the consolidated income statement now ends with Income for the period, which is the old Net income, without deducting minority interests.
IFRS transition effects on the consolidated income statement for the fourth quarter 2004

	Income				Income
	statement				statement
	before				after
SEKm	transition	IFRS 2	IFRS 3	IAS 38	transition

Net sales	28,620	—	—	—	28,620
Gross operating income	7,138	—	—	—	7,138
Operating income	1,137	-21	37	-3	1,150
Income after financial items	1,052	-21	37	-3	1,065
Income for the period	728	-15	37	-2	748
Income for the period per share, basic, SEK	2.50	-0.05	0.13	-0.01	2.57

IFRS transition effects on the consolidated income statement for the full year 2004

	Income				Income
	statement				statement
	before				after
SEKm	transition	IFRS 2	IFRS 3	IAS 38	transition

Net sales	120,651	—	—	—	120,651
Gross operating income	29,645	—	—	—	29,645
Operating income	4,714	-47	155	-15	4,807
Income after financial items	4,359	-47	155	-15	4,452
Income for the period	3,148	-32	155	-12	3,259
Income for the period per share, basic, SEK	10.55	-0.11	0.52	-0.04	10.92

Balance sheet
A number of reclassifications have been made in the balance sheet to comply with IFRS:
•	The term Non-current assets is used instead of Fixed assets.

•	The term Property, plant and equipment is used instead of Tangible assets.

•	Derivatives with a maturity of less than one year are reported as current assets or current liabilities, respectively, wheras derivatives with a maturity of more than one year are reported as non-current assets or non-current liabilities, respectively.

•	Cash and cash equivalents consist of cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less. Other liquid funds are reported under short-term investments.

•	Provisions expected to be paid within a year are reported as current liabilities and provisions expected to be paid after more than one year are reported as non-current liabilities.

•	Total equity in the consolidated balance sheet includes minority interests.

IFRS transition effects on the consolidated opening balance, January 1, 2004

	Opening				Opening
	balance				balance
	before				after
SEKm	transition	IFRS 2	IFRS 3	IAS 38	transition

Goodwill	3,500	—	31	—	3,531
Other intangible assets	1,282	—	—	20	1,302
Deferred tax assets	2,988	-16	—	—	2,972
Other non-current assets	17,049	—	—	—	17,049
Current assets	53,415	—	—	—	53,415

Total assets	78,234	-16	31	20	78,269

Equity (retained earnings)	25,887	37	31	16	25,971
Deferred tax liabilities	1,294	—	—	4	1,298
Other provisions	4,427	-53	—	—	4,374
Other non-current liabilities	16,737	—	—	—	16,737
Other current liabilities	29,889	—	—	—	29,889

Total equity and liabilities	78,234	-16	31	20	78,269

IFRS transition effects on the consolidated balance sheet, December 31, 2004

	Closing				Closing
	balance				balance
	before				after
SEKm	transition	IFRS 2	IFRS 3	IAS 38	transition

Goodwill	3,160	—	175	—	3,335
Other intangible assets	1,917	—	—	5	1,922
Deferred tax assets	2,937	-16	—	—	2,921
Other non-current assets	17,445	—	—	—	17,445
Other current assets	49,473	—	—	—	49,473

Current assets	74,932	-16	175	5	75,096

Equity (retained earnings)	23,420	37	175	4	23,636
Deferred tax liabilities	1,251	—	—	1	1,252
Other provisions	4,961	-53	—	—	4,908
Other non-current liabilities	11,792	—	—	—	11,792
Other current liabilities	33,508	—	—	—	33,508

Total equity and liabilities	74,932	-16	175	5	75,096

Cash flow
Cash and cash equivalents in the consolidated cash flow statement consist of cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less. Previously liquid funds were used in the consolidated cash flow statement, i.e., including also other short-term highly liquid investments with a maturity of more than three months. Previous periods have been restated. Cash and cash equivalents, as compared to the old liquid funds measure, decreased by SEK 4,395m as of January 1, 2004 and SEK 1,027m as of December 31, 2004.
Financial instruments
In January 1, 2005, the Group implemented the new accounting standard IAS 39, Financial Instruments: Recognition and Measurement as adopted by the European Union. The opening retained earnings at January 1, 2005, were adjusted and no restatement of comparative figures for 2004 has been made. No calculation of possible effects of IAS 39 on the 2004 financial statements has been made. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher. The main adjustment required to arrive at restatement of the comparative figures should have been the following:
•	Derivatives recognized at fair value instead of at the lower of cost or market.

•	Financial assets held for trading recognized at fair value instead for at the lowest of cost or market.

•	Financial liabilities which are hedged recognized at fair value instead of at amortized cost.

Under IAS 39, all financial assets and liabilities including ordinary and embedded derivatives are recognized in the balance sheet. Financial instruments are classified in the following categories:
•	Financial assets at fair value through profit or loss

•	Loans and receivables

•	Held-to-maturity investments

•	Available for sale financial assets

•	Liabilities at fair value through profit or loss

•	Other liabilities
Based on the classification of the financial instrument, different valuation rules apply. Financial assets are classified as current assets if they are held for trading or expected to be realized within 12 months of the balance sheet date.
Derivatives and hedge accounting
The standard stipulates that all financial derivative instruments shall be classified as assets or liabilities at fair value through profit or loss and be recognized at fair value in the balance sheet. Changes in the fair value of derivative instruments shall be recognized in the income statement unless hedge accounting is applied, The standard allows for hedge accounting only if certain criteria are met, e.g., documentation, linking with exposure and effectiveness testing. In connection with cash flow and hedging of net investment hedge accounting, changes in the fair value of derivative instruments are reported in equity until the hedged item is recognized in the income statement.
The standard defines three types of hedging relationships:
•	Fair value hedge, a hedge entered into to mitigate changes in an asset’s or a liability’s fair value.

•	Cash flow hedge, a hedge entered into to mitigate the risk of variability in the cash flows of a recognized asset or liability, or a highly probable forecast.

•	Net investment hedge, a hedge entered into to mitigate the changes in fair value from foreign-exchange volatility of the value of the net investment in a foreign entity.
Previously, fair value accounting of derivative instruments was not permitted and there was limited guidance on hedge accounting. Consequently, under previous rules the company deferred unrealized fair value gains and losses on its derivative instruments during the period of the hedge and recognized the effect at the time that the hedged transaction occurred. However, derivative instruments not held for hedging purposes were recognized at the lower of cost or market.
On January 1, 2005, the Group recorded the fair value of all derivatives on the balance sheet with the net value affecting equity. SEK 445m was recorded as current assets and SEK 447m was recorded as financial liability. The net effect on equity was SEK —2m. The implementation of IAS 39 will introduce higher volatility in income, net borrowings and of the Group’s equity. This volatility cannot be predicted with certainty, but it is the target for the Group to achieve hedge accounting and limit the volatility of the income statement as far as possible to a justifiable cost.
IFRS transition effects on the consolidated opening balance, January 1, 2005

	Closing		Opening
	balance		balance
	after		after
SEKm	transition	IAS 39	transition

Non current assets	25,623	—	25,623
Current assets	49,473	445	49,918

Total assets	75,096	445	75,541

Equity	23,636	-2	23,634
Provisions	14,012	—	14,012
Financial liabilities	9,843	447	10,290
Operating liabilities	27,605	—	27,605

Total liabilities and equity	75,096	445	75,541

This report has not been audited.
Presentation and telephone conference
A combined presentation and telephone conference will be held at 15:00 CET on February 14, 2006, at the Electrolux head office at S:t Göransgatan 143 in Stockholm. The presentation will be chaired by Hans Stråberg, President and CEO of Electrolux. Mr Stråberg will be accompanied by Fredrik Rystedt, CFO.
Slide presentations will be available on the Electrolux website: www.electrolux.com.

Financial Reports in 2006
Interim Report January — March	April 24
Annual General Meeting	April 24
Interim Report April — June	July 18
Interim Report July — September	October 25
For more information
Peter Nyquist, Vice President Investor Relations & Financial Information: +46 8 738 6003 Financial information from Electrolux is also available at www.electrolux.com.
Factors affecting forward-looking statements
This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.